Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on May 12, 2026, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
May 19, 2026	78,169	6.4539
May 20, 2026	53,080	6.7349
May 21, 2026	48,689	6.7996
May 22, 2026	44,307	6.7558
May 26, 2026	106,962	7.1527
May 27, 2026	96,909	7.4055
May 28, 2026	94,162	7.6081
May 29, 2026	74,941	7.8015
June 1, 2026	76,100	7.7789
June 2, 2026	55,352	7.9057
June 3, 2026	99,039	7.7886
June 4, 2026	71,032	7.7089
June 5, 2026	101,258	7.1793